Mail Stop 4561

October 30, 2007

VIA U.S. MAIL AND FAX (816) 237-7515

Mr. Scott F Hartman
Chief Executive Officer
Novastar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114

> **Re:** **Novastar Financial, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-13533**

Dear Mr. Hartman:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief